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17005291

SEC
Mail Processing
Section
FEB 21 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NextGen Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3715 Northside Pkwy Suite 1-250
(No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APRIO – LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway #1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NextGen Capital Markets, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MARS DIAMOS MY COMMISSION EXPIRES FEB 15 2018 FORSYTH CO., GEORGIA NOTARY PUBLIC

Notary Public

Signature

CFO & Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXTGEN CAPITAL MARKETS, LLC

Financial Statements for the year ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

NEXTGEN CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to SEC Rule 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NextGen Capital Markets, LLC

We have audited the accompanying statement of financial condition of NextGen Capital Markets, LLC (a limited liability company) (the "Company"), as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

Atlanta, GA
February 14, 2017

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 2,377,965
Accounts receivable	49,263
Deposits	150
Total assets	$ 2,427,378

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 16,018
Total liabilities	16,018
Member's equity	2,411,360
Total liabilities and member's equity	$ 2,427,378

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF INCOME

FOR YEAR ENDED DECEMBER 31, 2016

REVENUES	$ 6,496,626
EXPENSES	
Professional fees	32,658
Marketing and promotion	12,900
Regulatory expenses	20,276
Occupancy and general operating expenses	4,762
Total expenses	70,596
OTHER INCOME	
Interest income	1,812
NET INCOME	$ 6,427,842

The accompanying notes are an integral part of these financial statements.

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2016

	Contributed Capital	Member's Equity	Total
Balance, January 1, 2016	$ 62,636	$ 425,153	$ 487,789
Distributions to member	---	(4,504,271)	(4,504,271)
Net income	---	6,427,842	6,427,842
Balance, December 31, 2016	$ 62,636	$ 2,348,724	$ 2,411,360

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,427,842
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities	
Accounts receivable	(44,263)
Deposits	(43)
Accounts payable	13,369
Total adjustments	(30,937)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,396,905
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(4,504,271)
NET INCREASE IN CASH	1,892,634
Cash at beginning of year	485,331
Cash at end of year	$ 2,377,965

The accompanying notes are an integral part of these financial statements.

Note A
Summary of Significant Accounting Policies

Nature of Operations:

NextGen Capital Markets, LLC (the "Company"), was formed as a limited liability company in Georgia in January 2014. The Company is a wholly-owned subsidiary of NextGen Capital, LLC (the "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934, and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in August 2014. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities. The Company does not carry customer funds or securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Investment banking fees includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Income Taxes:

The Company is a single member limited liability company and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return.

Note A
Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, other assets, and accounts payable are carried at cost, which approximates their fair value because of the short- term nature of these assets and liabilities.

Note B
Related Party Transactions

The Company entered into an Expense Sharing Agreement in March 2014 with the Member. Pursuant to the agreement the Company reimburses the Member for certain expenses incurred by the Member but for which the Company receives benefit. Expenses such as rent, general office expenses, and marketing costs are allocated to the Company.

During the year ended December 31, 2016, the Company incurred expenses of $19,704 pursuant to the agreement, of which $139 was outstanding at December 31, 2016.

Note C
Net Capital

The Company, as a registered broker-dealer, is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission and is required to maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined by the Rule. At December 31, 2016 the Company had net capital of $2,361,947 which was $2,356,947 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and at December 31, 2016 the ratio of aggregate indebtedness to net capital was .007 to 1.

Note D
Exemption from SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) and accordingly is not required to maintain a reserve account for the exclusive benefit of customers.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) and accordingly is not required to make a determination of the possession and control requirements of the rule.

Note E
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from one customer totaling $5,269,126 which comprised 81% of investment banking fee revenues for the year ended December 31, 2016. There was no amount receivable from this customer at December 31, 2016.

Note F
Subsequent Events

The Company evaluated subsequent events through February 14, 2017, when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2016

Total member's equity	$ 2,411,360
Nonallowable assets	
Accounts receivable	49,263
Deposits	150
Total nonallowable assets	49,413
NET CAPITAL	$ 2,361,947
COMPUTATION OF NET CAPITAL REQUIREMENT	
Aggregate indebtedness	$ 16,018
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirement	$ 2,356,947
Ratio of aggregate indebtedness to net capital	.007 to 1

Note: There is no material difference between the preceding computation and the Company's computation in the corresponding unaudited Part IIA of Form X17A-5 as of December 31, 2016.

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of NextGen Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) NextGen Capital Markets, LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 14, 2017

NextGen Capital

NextGen Capital LLC
3715 Northside Parkway NW, Suite 1-250
Atlanta, GA 30327
678-648-1601

NextGen Capital Markets, LLC EXEMPTION REPORT

NextGen Capital Markets, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2016 the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

NextGen Capital Markets, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

John Cary	Michael O. Brown
Manager	Financial & Operations Principal

NEXTGEN CAPITAL MARKETS, LLC

AGREED-UPON PROCEDURES REPORT RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2016

NEXTGEN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
NextGen Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by NextGen Capital Markets, LLC and SIPC, solely to assist you and the other specified party in evaluating NextGen Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. NextGen Capital Markets, LLC's management is responsible for NextGen Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date	Amount
Securities Investor Protection Corp.	July 29, 2016	$ 375
Securities Investor Protection Corp.	February 8, 2017	15,867
Total		$ 16,242

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2016, noting no differences with the exception of gross operating revenues, which were lower per the Form SIPC-7 when compared to the audited Form X-17A-5 as a result of a deduction for bank interest income; noted no differences in net operating revenues;

3. Read the Form SIPC-7, noting no adjustments made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no adjustments and no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Aprio, LLP

Atlanta, Georgia

February 14, 2017